Exhibit (j)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Post-Effective Amendment No. 22 to Registration Statement No. 33-63685 on Form N-1A of our report dated January 25, 2010, relating to the financial statements and financial highlights of Morgan Stanley Capital Opportunities Trust (the “Fund”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended November 30, 2009, and to the references to us on the cover page of the Statement of Additional Information and under the captions “Financial Highlights” in the Prospectus and “Other Service Providers - Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.
/s/ Deloitte & Touche LLP
New York, New York
March 25, 2010